UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

OSI Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

Ruby Acquisition, Inc.

Astellas US Holding, Inc.

Astellas Pharma Inc.

(Name of Filing Persons (Offerors))

Common Stock, Par Value $.01 Per Share

(Including the Associated Stock Purchase Rights)

(Title of Class of Securities)

671040103

(CUSIP Number of Class of Securities)

Masafumi Nogimori

President and Chief Executive Officer

Astellas Pharma Inc.

3-11, Nihonbashi-Honcho

2-chome, Chuo-ku

Tokyo 103-8411, Japan

(81) 3-3244-3000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael O. Braun, Esq.

Craigh Leonard, Esq.

Morrison & Foerster LLP

1290 Avenue of the Americas

New York, New York 10104

(212) 468-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,789,611,228	$270,211

*

For purposes of calculating the amount of filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on the offer to purchase up to 72,877,139 shares of common stock, par value $0.01 per share of OSI Pharmaceuticals, Inc. (the “Company”), including the associated stock purchase rights, at a purchase price of $52.00 per share net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of shares consists of (i) 58,309,364 shares of common stock issued and outstanding as of February 15, 2010, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Company Form 10-K”), minus the 1,000 shares of common stock beneficially owned by the filing persons as of the date hereof, (ii) all options outstanding as of December 31, 2009 with respect to 6,239,000 shares of the Company’s common stock, as reported in the Company Form 10-K, (iii) 1,208,887 shares of common stock issuable on the conversion of the $60,467,000 outstanding face amount of the Company’s 3 1/4% Convertible Senior Subordinated Notes due 2023, (iv) 3,908,241 shares of common stock issuable on the conversion of the $115,000,000 outstanding face amount of the Company’s 2% Convertible Senior Subordinated Notes due 2025, and (v) 3,212,648 shares of common stock issuable on the conversion of the $160,000,000 outstanding face amount of the Company’s 3% Convertible Senior Subordinated Notes due 2038.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, as amended, by multiplying the transaction value by .00007130.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Ruby Acquisition, Inc. (“Purchaser”), a wholly-owned subsidiary of Astellas US Holding, Inc. (“Parent”), a wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”), to purchase all issued and outstanding shares of the common stock, par value $0.01 per share (the “Common Stock”, and together with the associated stock purchase rights, the “Shares”), of OSI Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $52.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated March 2, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal, (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”) copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. This Schedule TO is being filed on behalf of Astellas, Parent and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is OSI Pharmaceuticals, Inc. The address of the Company’s principal executive office is 41 Pinelawn Road, Melville, NY 11747. The Company’s telephone number is (631) 962-2000.

(b) Securities. This Schedule TO relates to shares of the Company’s common stock, par value $0.01 per share, together with the associated stock purchase rights. According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as of February 15, 2010 there were 58,309,364 shares of Common Stock issued and outstanding.

(c) Trading Market and Price; Dividends. The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 6—Price Range of Shares” and “The Offer—Section 13—Dividends and Distributions” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a) Name and Address. The names of the filing persons to which this Schedule TO relates are Astellas Pharma Inc., Astellas US Holding, Inc. and Ruby Acquisition, Inc. Astellas’ principal executive office is located at 3-11, Nihonbashi-Honcho, 2-chome, Chuo-ku Tokyo 103-8411, Japan and its telephone number at such address is (81) 3-3244-3000. The executive offices of Parent and Purchaser are located at Three Parkway North, Deerfield, IL 60015. The telephone number of Parent and Purchaser at such address is (847) 317-8800. The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 9—Certain Information Concerning the Purchaser and Astellas” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

(b)-(c) Business and Background of Entities; Business and Background of Natural Persons. The principal business of Astellas, a corporation formed under the laws of Japan, is the research and development and marketing of pharmaceutical products. The principal business of Astellas US Holding, Inc., a Delaware corporation, is to act as a holding company for the U.S. operations of Astellas. The Purchaser, a Delaware corporation, does not engage in any business activities other than in connection with the Offer. The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 9—Certain Information Concerning the Purchaser and Astellas” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer—Section 1—Terms of the Offer,” “The Offer—Section 2—Acceptance of Payment and Payment,” “The Offer—Section 3—Procedures for Tendering Shares,” “The Offer—Section 4—Withdrawal Rights,” “The Offer—Section 5—Certain Tax Considerations,” “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights,” “The Offer—Section 13— Dividends and Distributions,” “The Offer—Section 14—Conditions of the Offer” and “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 9—Certain Information Concerning the Purchaser and Astellas” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 11—Background of the Offer” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a), (c)(1)-(7) Purposes; Plans. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “The Offer—Section 11—Background of the Offer” and “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the sections of the Offer to Purchase entitled “The Offer—Section 10—Source and Amount of Funds” and “The Offer—Section 16—Fees and Expenses” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Expenses. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 9—Certain Information Concerning the Purchaser and Astellas” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 9—Certain Information Concerning the Purchaser and Astellas” and in “The Offer —Section 14—Conditions of the Offer” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 16—Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Regulation M-A Item 1010

Not applicable.

Item 11.	Additional Information

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “The Offer—Section 9—Certain Information Concerning the Purchaser and Astellas,” “The Offer—Section 14—Conditions of the Offer” and “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated March 2, 2010.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
(a)(1)(G)	Summary Advertisement as published on March 2, 2010.
(a)(5)(A)	Press Release issued by Astellas on March 1, 2010 incorporated herein by reference to the Schedule TO filed by Astellas on March 1, 2010.
(a)(5)(B)	Press Release issued by Astellas dated March 2, 2010 regarding the commencement of the Offer and the lawsuit filed by Astellas US Holding, Inc. against OSI Pharmaceuticals, Inc.
(a)(5)(C)	Complaint filed in Delaware Chancery Court against OSI Pharmaceuticals, Inc. and its directors.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 2, 2010

ASTELLAS PHARMA INC.		ASTELLAS US HOLDING, INC.

By:	/s/ MASAFUMI NOGIMORI	By:	/s/ SEIGO KASHII
Name:	Masafumi Nogimori	Name:	Seigo Kashii
Title:	Director, President & CEO	Title:	Director, President & CEO

RUBY ACQUISITION, INC.

By:	/s/ SEIGO KASHII
Name:	Seigo Kashii
Title:	Director, President & CEO

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Seigo Kashii, Linda F. Friedman and Stephen Knowles, individually and severally, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 14 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to a third-party tender offer subject to Rule 14d-1, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until the earliest of: (i) a revocation in writing by the undersigned; (ii) such time as the person to whom power of attorney has been hereby granted ceases to be an employee of the undersigned or any subsidiary company thereof; or (iii) March 2, 2011.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of March, 2010.

ASTELLAS PHARMA INC.

By:	/s/ MASAFUMI NOGIMORI
Name:	Masafumi Nogimori
Title:	Director, President & CEO

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated March 2, 2010.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
(a)(1)(G)	Summary Advertisement as published on March 2, 2010.
(a)(5)(A)	Press Release issued by Astellas on March 1, 2010 incorporated herein by reference to the Schedule TO filed by Astellas on March 1, 2010.
(a)(5)(B)	Press Release issued by Astellas dated March 2, 2010 regarding the commencement of the Offer and the lawsuit filed by Astellas US Holding, Inc. against OSI Pharmaceuticals, Inc.
(a)(5)(C)	Complaint filed in Delaware Chancery Court against OSI Pharmaceuticals, Inc. and its directors.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.